THE L.S. STARRETT COMPANY

                                                           January 17, 2005

Mr. Rufus Decker, Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.  20549-0510

RE:  Form 10-K for the fiscal year ended June 26, 2004
     Form 10-Q for the period ended September 25, 2004
     File No. 1-367

Dear Mr. Decker:

We have reviewed your second comment letter dated December 28, 2004 and will reflect Staff comments in future filings where applicable. Below are detailed responses keyed to your letter. This response is being submitted by the extended date previously agreed to with Ernest Greene of the SEC on January 10, 2004.


1. Comment:	We have reviewed your response to comment 2.  Please disclose the reason why your non-GAAP financial measure provides useful information to investors. Please disclose how management uses this non-GAAP financial measure.

1. Response: The Company believes the non-GAAP financial measure provides useful information to investors because it allows them to see the performance of the core operations after elimination of the unusual and non-recurring items (i.e., CMM investigation/inventory charges, plant relocation charges, and LIFO inventory liquidation benefits). This information gives the investor one more tool, in addition to GAAP results, with which to assess both historical performance and future prospects of the Company. Management regularly uses this same financial measure to understand and manage operations for exactly the same reason: it eliminates unusual and non-recurring items so the core business can be evaluated (see also the response to comment 2. below). In the fiscal 2004 Form 10-K, the unusual items highlighted are the same ones management itself highlighted in internal reviews in order to better understand the year's results.


2. Comment: We have reviewed your response to comment 3. Your LIFO inventory liquidation and CMM investigation is included in two consecutive fiscal years. In addition, you indicate that the company is already considering the relocation of other manufacturing capacity. It appears that your relocation charge is also recurring in nature since you are contemplating additional charges going forward. Please explain how your discussion of unusual charges meets the requirement of Item 10(e)(1)(ii)(B) of Regulation S-K or revise your MD&A to remove this non-GAAP financial information.

2. Response: The LIFO and CMM investigation items appear in two consecutive years, but both are single and separate events that happen to have spanned two years. The analysis was presented because the Company believed it was probable that these items would not be material in any future period. The CMM investigation is the first government investigation in the Company's history, and the last time the Company had LIFO inventory liquidation profits was ten years ago. The Company believes the language of Item

                               Page 1 of 3
10(e)(1)(ii)(B) clearly contemplates separate events. In addition, profits resulting from a LIFO inventory layer liquidation have long been recognized by the Commission as requiring separate disclosure in order to make the financial statements not misleading (Staff Accounting Bulletin No. 40 Topic 11F. LIFO Liquidations). In management's judgment, the relocation charge is not recurring and nowhere does it say the Company is contemplating similar charges going forward, although it does say such charges are possible. For these reasons, the Company believes its disclosures meet the requirements of
Item 10(e)(1)(ii)(B) of Regulation S-K. The items are single events with small likelihood of recurrence in the near future. The Company will, however, revise the structure of MD&A in future filings to either eliminate these non-GAAP measures altogether or explain in greater detail management's use of such information.


3. Comment: We have read your response to comment 4. Please revise your table of contractual cash obligations to include estimated interest payments on your debt and planned funding of your pension and other postretirement benefit obligations. We understand that these payments may be difficult to determine because they are sensitive to market rate and investment performance assumptions. However, you should disclose any assumptions you made to derive the amounts included in the table. Please provide us with an example of what your disclosure will look like in the future.

3. Response: In future 10-K filings, the Company will include interest as well as principle on the Long-Term Debt Obligations line along with a note explaining the basis for the interest rate assumption and clearly stating that the interest itself is not included as part of the long-term liabilities on the balance sheet. In addition, the Company will include a new line item in the Contractual Obligations table labeled Pension and Other Postretirement Benefit Obligation Funding. It is unlikely that any amounts will be included for the Company's defined benefit plans since the net funded status is an asset. The funded status of the Company's postretirement medical obligation, on the other hand, is a net liability, which will be included in the new line item. There will be a footnote to this line item in the table that will explain what has and has not been included in the numbers and will relate back to the funded status of the plans appearing in the footnotes to the financial statements. We are not able to provide revised interest and retirement obligation amounts as part of this response since these calculations are quite complicated and require outside actuarial assistance.


4. Comment: We have read your response to comment 15. You indicate that you believe that your reporting units meet the aggregation criteria of SFAS 131. However, you do not address whether your reporting units have similar economic characteristics. Please explain to us how your reporting units have similar economic characteristics including similar long-term financial performance. In addition, please tell us in detail how your reporting units are similar in each of the following areas:
     a) The nature of the products and services
     b) The nature of the production process
     c) The type of class of customer for your products and services
     d) The methods used to distribute your products or provide your services
     e) If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.
See paragraph 17 of SFAS 131.


                               Page 2 of 3
4. Response: We have concluded that our units (North America, Scotland, and Brazil) have similar economic characteristics and therefore similar long-term financial prospects because they operate in worldwide markets, produce the same or similar finished products in the same or similar way, generate gross margins in the 25% to 35% range, have a return on equity in the 5% to 10% range, and sell through distribution as opposed to directly to the end user of the product. Because the units may operate in different countries, the economic climate in each country may affect the short-term results of each unit differently, but over the long run the units are expected to operate similarly and generate similar returns. The following table presents approximate average margins and returns on equity of the Company's three major units over the past 15 years. Brazil's gross margin benefits from the translation method used prior to fiscal 1998, which resulted in a P&L that had good margins but offsetting (in other income/expense) high translation losses. The Company estimates this helped Brazil's average margins in the table below by 3% to 4%.

                                      NORTH
          PAST 15 YEAR AVERAGE       AMERICA    SCOTLAND     BRAZIL

          GROSS MARGIN (APPRX.)        29%         26%         34%
          RETURN ON EQUITY (APPRX.)     8%          7%          9%

Other reporting unit similarities include:

a. All the Company's units produce tools and related products used primarily by the metal-working and construction trades. These include rules and tape measures, levels, dial indicators, bandsaw and holesaw blades, gage blocks, ground flat stock, granite surface plates, micrometers and calipers, etc. All the Company's products are included in a single catalogue regardless where manufactured. Many of the Company's products are produced at more than one of the units and many customers are serviced from more than one unit.

b. The production processes for all products (regardless of where manufactured) are the same or similar in that they use metal as a raw material, which is then converted to the end product by means of direct labor with similar skill characteristics and by metal-working machinery such as screw machines, milling machines, and grinding machines.

c. The end users of the Company's products (regardless of where manufactured) are the metal-working and construction trades, although the Company does not sell to them directly.

d. The Company's products are sold from its manufacturing units through a customer base of resellers, primarily industrial distributors.

e. The Company and its individual units are not materially affected by the regulatory environment.


                                         Very truly yours,

                                         The L.S. Starrett Company
cc:  Steven Wilcox, Ropes & Gray         by: Roger Wellington, Jr.
     Austin Lydon, Deloitte & Touche         Treasurer and CFO





                               Page 3 of 3